Mail Stop 4561

February 27, 2009

Reagan Y. Sakai
Chief Financial Officer
Lantronix, Inc.
15353 Barranca Parkway
Irvine, CA 92618

      Re: **Lantronix, Inc.**
                Form 10-K for Fiscal Year Ended June 30, 2008
                Form 10-Q for Fiscal Quarter Ended September 30, 2008
                File No. 001-16027

Dear Mr. Sakai:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Mark Kronforst
                Accounting Branch Chief